FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, N J Holland
†
(Chief Financial Officer), G Marcus,
J M McMahon
†
, J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, C I von Christierson
†
British,
#
Ghanaian,
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS SELLS 60% STAKE IN ESSAKANE PROJECT
FOR US$200 MILLION AND ACQUIRES 12.2% INTEREST IN
OREZONE RESOURCES INC.
Johannesburg, 27 November 2007: Gold Fields Limited (“Gold Fields”)
(NYSE, JSE, DIFX: GFI) is pleased to announce the successful closing of the transaction announced on 10 October 2007, as a result of which Gold Fields sold its 60% stake in the Essakane Project located in Burkina Faso, West
Africa to its partner in the project, Orezone Resources Inc. (“Orezone”)
(TSX:OZN), for a minimum total consideration of US$200 million.
Orezone paid Gold Fields US$150 million in cash and issued 41,666,667 common shares having an aggregate subscription price of US$50 million to its wholly-owned subsidiary Gold Fields Essakane (BVI) Limited (“Gold Fields
Essakane”). Following the acquisition, Gold Fields owns 41,666,667 common shares of Orezone, representing 12.2% of Orezone’s issued and outstanding common shares. Gold Fields acquired the common shares of Orezone for investment purposes and has no present intention of acquiring ownership of, or control over, additional securities of Orezone.
The Essakane Project is a late stage development project located in Burkina
Faso, West Africa. A bankable feasibility study was recently completed which envisioned a surface mine/CIL operation processing an average of 5,400,000 tonnes per annum. The project has an indicated and inferred resource of 3.8 million ounces of gold at a 1.0 g/t cutoff and a contained reserve of 2.65 million ounces. The project will take 18 months to construct at a total capital cost of US$346 million, and first gold is expected to be poured by early 2010.
Once operational, the mine will produce an average of 292,000 ounces of gold per annum.
Orezone is an explorer and emerging gold producer with a pipeline of advanced and grassroots projects in politically stable areas of West Africa.
West Africa is one of the world’s fastest growing gold producing regions.
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of 4.0 million ounces per annum, mineral reserves of 94 million ounces and mineral resources of 252 million ounces.
The Group employs some 47,000 permanent employees across its operations and is listed on the JSE Limited South Africa (primary listing), the
New York Stock Exchange (NYSE) and the Dubai International Financial
Exchange (DIFX).
-ends-

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 28 November 2007
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs